UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

iShares Dow Jones US Home Construction Index Fund

(Name of Issuer)

Exchange Traded Fund

(Title of Class of Securities)

464288752

(CUSIP Number)

December 31, 2006

(Date of Event Which requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 464288752

1.	Names of Reporting Persons

IRS Identification Nos. of above persons (entities only)

Scout Investment Advisors, Inc.	43-1925734

2.	Check the Appropriate Box if a Member of a Group
(a)	☐
(b)	☐

3.	SEC Use Only

4.	Citizenship of Place of Organization

Missouri

Number of

Shares Bene-

ficially by

Each Reporting

Person With:

5.	Sole Voting Power	-0-

6.	Shared Voting Power	-0-

7.	Sole Dispositive Power	160,000

8.	Shared Dispositive Power	-0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

160,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions)

11.	Percent of Class Represented by Amount in Row (9)	7.11%

12.	Type of Reporting Person (See Instructions)

IA

Item 1.

(a)	Name of Issuer

iShares DJ US Home Construction

(b)	Address of Issuer’s Principal Executive Offices

45 Fremont Street

San Francisco, CA 94105

Item 2.

(a)	Name of Person Filing

This filing is made on behalf of Scout Investment Advisors, Inc. (“Scout”) as manager of the UMB Scout Small Cap Fund.

(b)	Address of Principal Offices

The principal offices Scout is located at 1010 Grand Boulevard, Kansas City, Missouri 64106

(c)	Citizenship

Scout is organized under the laws of the State of Missouri.

(d)	Title of Class of Securities

Exchange Traded Fund

(e)	CUSIP Number

86330E588

Item 3.	If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 5 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	Investment Adviser in accordance with section 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with section 240.13d-1(ii)(F);

(g)	☐	A parent holding company or control person in accordance with section 240.13d-1(b)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned

Scout has beneficial ownership of 160,000 shares held in the UMB Scout Small Cap Fund.

(b)	Percentage of Class

Scout has beneficial ownership of 7.11% of the outstanding common stock.

(c)	Number of Shares as to which the person has:

(i)	Sole Power to vote or direct the vote:	0

(ii)	Shared power to vote or to direct the vote:	0

(iii)	Sole Power to dispose or direct the disposition:	160,000

(iii)	Shared power to dispose or direct the disposition:	0

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of more than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the subsidiary Which Acquired the Security being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Scout Investment Advisors, Inc.

Dated: February 13, 2007	/s/ James L. Moffett

Chairman and Chief Investment Officer

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